Mail Stop 0510

      March 25, 2005

via U.S. mail and facsimile

Mr. J. Gordon Beittenmiller
Executive Vice President and CFO
Comfort Systems USA, Inc.
777 Post Oak Blvd., Suite 500
Houston, TX  77056

	RE:	Form 10-K for the fiscal year ended December 31, 2004
		Form 8-K filed March 3, 2005

		File No. 1-13011

Dear Mr. Beittenmiller:

      We have reviewed these filings and have the following comments.
If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Comments applicable to your overall filing

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 7 - Management`s Discussion and Analysis

2004 Compared to 2003, page 23

2. Please discuss in greater detail the business reasons for the changes between periods in revenues, gross profit, and selling, general and administrative expenses. In doing so, please disclose the amount of each significant change in line items between periods and the business reasons for it. In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. Please show us what your revised MD&A for 2004 as compared to 2003 will look like. See Item
303(a)(3) of Regulation S-K and Financial Reporting Codification
501.04.

Liquidity and Capital Resources, page 31

3. Please disclose the interest rates and fees that apply to your credit facility.

4. Please retitle what you currently call EBITDA, since you are including other non-cash charges in this measure. See Question 14 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June
13, 2003. In addition, please present a reconciliation of what you currently call EBITDA to the most directly comparable financial measure calculated and presented in accordance with GAAP. See Item
10(e)(i)(B) of Regulation S-K.

5. Please revise your table of contractual cash obligations to include the estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts. Please also revise your table so that the sum of your contractual obligations for each period and in total appears at the bottom of the table.




Item 8 - Financial Statements

Note 2 - Summary of Significant Accounting Policies, page 48

6. Please disclose the types of expenses that you include in the cost of services line item and the types of expenses that you include in the selling, general and administrative expenses line item.
Please
also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of services line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of services, please disclose:
* in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
* in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of services and others like you exclude a portion of them from gross margin, including them instead in a line item, such as selling, general and administrative expenses.

Inventories, page 48

7. Please disclose your major classes of inventory, such as raw materials, work in process and finished goods, as well as the corresponding amounts in each class. See Rule 5-02(6)(a) of Regulation S-X.

Property and Equipment, page 48

8. You disclose that gains and losses resulting from the retirement or disposition of property and equipment are recognized in other income (expense). If the property and equipment that is retired or disposed of is not a component of an entity, the resulting gains and losses should be included in operating income. See paragraph 45 of
SFAS 144.  Please revise accordingly.

Goodwill, page 49

9. You disclose that goodwill represents the excess of the aggregate purchase price over the fair value of the net tangible assets acquired. Please clarify that the determination of goodwill not only takes into consideration the value of net tangible assets acquired, but also intangible assets acquired that are separate from goodwill.



Revenue Recognition, page 49

10. You disclose that as you perform under your percentage of completion projects, such costs are measured as incurred, compared to total estimated costs to complete the project, and a corresponding proportion of contract revenue is recognized. Please disclose when you include actual costs incurred in your revenue recognition computations. Are products and materials included in the computation when they arrive on site? Do you wait until they are actually installed? Do you wait until they are both installed and a key milestone has been met?

Self-Insurance Liabilities, page 50

11. Please disclose the extent of your self-insurance in each area that you are self-insured. Please also disclose whether or not you have excess loss insurance and, if so, the amounts at which this insurance coverage begins in each area.

Note 11 - Commitments and Contingencies, page 69

12. Please disclose how you account for (a) step rent provisions
and
escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. Paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price
index or the prime interest rate, should also be included in your minimum lease payments. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS
13
and FTB 88-1.

Note 12 - Stockholders` Equity, page 70

Earnings Per Share, page 72

13. Please tell us why you included the effect of shares issuable related to warrants in your calculation of diluted shares for 2003, given that you had a loss from continuing operations during the year.
See paragraph 16 of SFAS 128.

FORM 8-K FILED MARCH 3, 2005

14. Your presentation of a complete set of non-GAAP income statements gives too much prominence to these non-GAAP amounts. Please remove the non-GAAP income statements from your Form 8-K and instead discuss the business reasons for changes between periods by disclosing the impact that each of these items had on the overall change in the GAAP line item. Naturally, you may include individual non-GAAP measures in a more limited manner as long as you reconcile them to the most comparable GAAP measures and discuss how you use them. See Item 10(e)(i) of Regulation S-K.


*    *    *    *


      Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 824-5685 or, in his absence, to the undersigned at (202) 942-1774.

							Sincerely,


							Rufus Decker
							Accounting Branch Chief
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Mr. J. Gordon Beittenmiller
March 25, 2005
Page 1 of 5




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE